Coates International Ltd.

Highway 34 & Ridgewood Road

Wall Township, New Jersey 07719

January 29, 2018

Geoffrey C. Kruczek

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549-6010

Re:	Coates International, Ltd.
Information Statement on Schedule 14C
Filed on January 19, 2018
File No. 000-33155

Dear Mr. Kruczek:

We have received oral comments from the Securities and Exchange Commission Staff
(the “Staff”) regarding the above referenced filing. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

1.	Disclose the common stock and preferred stock will be modified or changed and the title and amount of securities to be exchanged therefor and the basis of the exchange (i.e., one-for-one or some other methods) as required by Item 12(a) of Schedule 14A.

Answer:	We respectfully submit to the Staff that we have amended our filing to include, as required by Item 12(a) of Schedule 14A, disclosure in both the shareholder mailing notice and the Preliminary Information Statement to explain that the common shares and preferred shares currently issued, including the amounts of each class of shares currently issued, will not be modified or changed, therefore, the amount as well as the rights and preferences of the holders of the commons stock and preferred stock will not be affected by this corporate action. We have further explained that by changing the state of domicile pursuant to a plan of conversion there will not be any necessity for stockholders to exchange their shares of common stock and preferred stock.

2.	Disclose the material differences between the Delaware securities and the new Nevada securities as required by Item 12(b) of Schedule 14A and the general effect thereof upon the rights of existing security holders as required by Item 12 (c) of Schedule 14A.

Answer:	We respectfully submit to the Staff that we have amended our filing to include. as required by Item 12(b) of Schedule 14A, additional disclosure in both the shareholder mailing notice and the Preliminary Information Statement to explain that the rights and preferences of the holders will not be affected by this corporate action. In addition, we have amended our filing to include, as required by Item 12(c) of Schedule 14(A), the general effect of the rights of existing security holders, insofar as the Company performed a comparison of the Nevada Corporation Law with Delaware Corporation Law as such laws pertain to the rights of the Corporation’s security holders, and that based upon this review, have concluded that there are no material effects on existing security holders as a result of this corporate action.

If you or any member of the Staff has any question or desires any further information in connection with this matter, please contact the undersigned.

Very truly yours,

By:	/s/ Barry C. Kaye
Barry C. Kaye
Treasurer and Chief Financial Officer